Press Release	Source: Next, Inc.

Next Inc. Announces First Quarter Earnings

CHATTANOOGA, TENN.--(BUSINESS WIRE) – April 9, 2007 --Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear products industry today announced its fiscal first quarter earnings for the three months ended March 2, 2007

Core sales, (Collegiate, Automotive, Wildlife, and American Biker) were $3,625,923 for the three months ended March 2, 2007 compared to $4,850,407 for the three months ended March 3, 2006.  Gross profit (after cost of sales) was $1,090,847 or 30.1% of net sales compared to prior year of $1,213,894 or 25% of net sales. The Company had a net loss of $390,956 for the first quarter of 2007 compared to prior year net loss of $251,633.

Mr. David Cole, the Company's CFO stated," The decline in net sales had a predictable effect on gross profit dollars, but was partially offset by a 5.1% improvement in gross profit percentage, which resulted from eliminating unprofitable sales as well as ongoing cost  reductions in our manufacturing process that have been implemented. This improvement in gross profit percentage is expected to have a favorable impact for the balance of our fiscal year.”

Mr. Robert Budd, the Company’s CEO stated, “We are not pleased with our first quarter sales volume. However the sales decrease did not come as a surprise. A portion of the decrease is based on the seasonal nature of our business which is historically strong the last six months of the year. There were several sales opportunities that we passed on in the first quarter in our ongoing effort to eliminate unprofitable business for the sake of top line growth. Our primary goal is to deliver profit oriented results. That being said, we view the overall decrease in sales as not being indicative of future sales growth potential. Our fall bookings are strong as anticipated, and we are encouraged by the efforts of our team’s ability to deliver quality programs to our customers while establishing long term growth oriented and sustainable relationships with our customers and prospects.

The Company will hold a conference call on Tuesday, April 10, 2007 at 10:00 AM Eastern time to discuss first quarter results. The dial in number for the call is toll free number 877-407-9205.

The call is also being webcast and can be accessed by going to http://www.vcall.com/IC/CEPage.asp?ID=115254.

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets and distributes licensed imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary brands. Next is one of the dominant players in the highly fragmented imprinted sportswear industry.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.com and www.americanwildlifeusa.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Contact:

Next, Inc., Chattanooga

Jason Assad, 423-296-8213 Ext. 113

jassad@nxt-inc.com

NEXT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 3, 2006	March 2, 2007
	(Unaudited)
Net sales	$4,850,407	$3,625,923
Cost of sales	3,636,513	2,535,076
Gross profit	1,213,894	1,090,847

General, administrative, and selling expenses	1,454,910	1,558,221
Operating loss	(241,016)	(467,374)

Interest	(167,312)	(172,464)
Other expense	(10,878)	(3,867)
Loss before income taxes	(419,206)	(643,705)

Benefit for income taxes	(167,573)	(252,749)
Net loss	$(251,633)	$(390,956)
Net loss per share, basic and diluted	$(0.01)	$(0.02)
Weighted average shares outstanding, basic and diluted	18,506,579	18,606,715